

March 21, 2013

<u>Via E-mail</u>
Ryan C. Farris
President
Ally Auto Assets LLC
200 Renaissance Center
Detroit, Michigan 48243

> **Re:** **Ally Auto Receivables Trust 2010-2**
> **Form 10-K**
> **Filed March 30, 2012**
> **File No. 333-163392-03**
>
> **Ally Auto Receivables Trust 2010-3**
> **Form 10-K**
> **Filed March 30, 2012**
> **File No. 333-163392-04**

Dear Mr. Farris:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　/s/ Katherine Hsu

　　　　　　　　　　　　　　Katherine Hsu
　　　　　　　　　　　　　　Office Chief

cc:　　Janette McMahan
　　　　Kirkland & Ellis LLP